Exhibit 99.1

FROM WORLD-CLASS ASSET BASE,

BARRICK HUNTS NEW OPPORTUNITIES

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

TORONTO, May 3, 2023 — The completion of major processing plant maintenance at Nevada Gold Mines, the conversion of the Goldstrike autoclave to a carbon-in-leach process, a much-improved performance from Turquoise Ridge and the steady ramp-up of throughput at Pueblo Viejo’s expanded plant will boost production in the second half of the year and keep Barrick on track to achieve its 2023 guidance, the company said today.

Reporting on the results for the first quarter, president and chief executive Mark Bristow said production, while lower than Q4 2022, was on plan, and free cash flow1 had still increased, demonstrating the value of Barrick’s Tier One2 asset portfolio. Net earnings per share for the quarter were $0.07, while adjusted net earnings per share3 were $0.14, and the quarterly dividend was maintained at $0.10 per share.

“At NGM we have introduced a flatter and more responsive organizational structure and instilled the Barrick style of leadership in what is still a relatively new management team. Through this process we have passed a major milestone in our journey to unlock Nevada’s full potential and strengthen its 15-year business plan,” he said.

“In the Dominican Republic, construction of Pueblo Viejo’s expanded process plant was 93% complete at the end of Q1 and we’re ramping up to full capacity by July. Currently our biggest growth project, it has been designed to extend the mine’s Tier One life to beyond 2040 at an expected average annual production rate of 800,000 ounces4 of gold.”

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q1 2023	Q4 2022	Q1 2022

Realized gold price[5,6] ($ per ounce)	1,902	1,728	1,876

Net earnings ($ millions)	120	(735)	438

Adjusted net earnings[3] ($ millions)	247	220	463

Net cash provided by operating activities ($ millions)	776	795	1,004

Free cash flow[1] ($ millions)	88	(96)	393

Net earnings per share ($)	0.07	(0.42)	0.25

Adjusted net earnings per share[3] ($)	0.14	0.13	0.26

Attributable capital expenditures[7], [8] ($ millions)	526	743	478
Operating Results	Q1 2023	Q4 2022	Q1 2022

Gold

Production[5] (000s of ounces)	952	1,120	990

Cost of sales[5,9] ($ per ounce)	1,378	1,324	1,190

Total cash costs[5,10] ($ per ounce)	986	868	832

All-in sustaining costs[5,10] ($ per ounce)	1,370	1,242	1,164

Copper

Production[5] (millions of pounds)	88	96	101

Cost of sales[5,9] ($ per pound)	3.22	3.19	2.21

C1 cash costs[5,11] ($ per pound)	2.71	2.25	1.81

All-in sustaining costs[5,11] ($ per pound)	3.40	3.98	2.85

Q1 2023 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q1 2023 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

Best Assets

∎	Q1 production in line with plan after planned maintenance at Nevada Gold Mines and start of plant commissioning at Pueblo Viejo

∎	Pueblo Viejo and Nevada Gold Mines ramp up to drive a stronger second half in line with guidance

∎	Robust performance from Turquoise Ridge driving year-on-year production increase

∎	Pueblo Viejo’s expansion project continues to advance: SAG mill turning and first ore through the crusher as ramp-up starts

∎	Gounkoto underground delivers first production stopes ahead of schedule

∎	Resin-in-leach to carbon-in-leach conversion at the Goldstrike autoclave completed on time and on budget improving operational flexibility

∎	Exploration team secures new projects in Canada, USA, Peru, Dominican Republic, Saudi Arabia, Tanzania

Leader in Sustainability

∎	New global safety program ‘Journey to Zero’ launched

∎	2022 Sustainability Report highlights Barrick’s contribution to achievement of United Nations Sustainable Development Goals

∎	Reko Diq constitutes first Community Development Committee and opens Humai school

∎	Barrick leads nationwide education initiative in Tanzania with $30 million commitment

∎	Pueblo Viejo receives highest gender equality certification in Dominican Republic

Delivering Value

∎	Free cash flow[1] increased despite a lower production quarter

∎	Net earnings per share of $0.07 and adjusted net earnings per share[3] of $0.14 for the quarter

∎	$0.10 per share dividend declared

BARRICK FIRST QUARTER 2023	2	PRESS RELEASE

CONTINUED FROM PAGE 1

The development of another major project, Reko Diq in Pakistan, is also advancing steadily with continued progress on the updating of the feasibility study and the establishment of a Community Development Committee as well as a school. Scheduled to go into production in 2028, Reko Diq hosts one of the world’s largest undeveloped copper-gold deposits.

The Africa and Middle East region finished Q1 with gold production ahead of plan, setting the foundation for another year of delivery. At the Loulo-Gounkoto complex in Mali, the first high-grade stope at the new Gounkoto underground mine was successfully mined ahead of schedule. At North Mara in Tanzania, mining has started at the new Gena open pit. During the quarter, Barrick committed $30 million to a new education initiative in partnership with the Tanzanian government.

“While we continue to build our peerless asset base, we are also casting our net wider and stepping up the hunt for fresh opportunities. During the past quarter, we have opened up new frontiers and secured multiple interesting prospects in Canada, the USA, Peru, the Dominican Republic, Saudi Arabia and Tanzania,” Bristow said.

“We’re also maintaining our carefully planned transition to cleaner energy. In Nevada, work has started on the TS Power Plant’s natural gas co-fire project as well as the TS Solar project. At Loulo, work is under way on the expansion of its solar plant and the addition of a battery storage system and at Kibali in the Democratic Republic of Congo (“DRC”), a battery back-up system for the three hydropower stations that supply the bulk of its energy is being planned.”

Bristow said Barrick’s consistent reserve replacement and resource growth has allowed it to underpin each operation and project with a fully planned 10+ year production profile. This secures the generation of a robust free cash flow that consistently delivers strong returns to shareholders and enables Barrick to drive organic growth by investing in the development of its world-class assets.

Mark Bristow and Tanzania president Samia Suluhu Hassan announce a $30 million pledge towards the expansion of education infrastructure in the country. Read more on page 9.

BARRICK DECLARES Q1 DIVIDEND

Barrick today announced the declaration of a dividend of $0.10 per share for the first quarter of 2023.

The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022 and will be paid on June 15, 2023 to shareholders of record at the close of business on May 31, 2023.

“Through the maintenance of a robust balance sheet, we are able to continue to provide a strong base dividend to our shareholders, with our Performance Dividend Policy providing shareholders with the potential for additional upside going forward,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK FIRST QUARTER 2023	3	PRESS RELEASE

Mark Bristow (center in orange) visits Turquoise Ridge.

UNLOCKING THE FULL POTENTIAL

OF THE NGM DISTRICT

Successful near-mine exploration at Nevada Gold Mines’ (“NGM”) Tier One operations is adding significant growth potential to its 15-year plan while NGM’s new management team is driving innovation and optimization of the company’s asset suite.

The Goldrush, Robertson and Cortez Hills mining projects will all bolster the Cortez complex, with further growth to come from Barrick’s wholly owned Fourmile project, which includes the new Dorothy target, and from Hanson, below the Cortez Hills underground mine.

Carlin is also well-endowed with opportunities, notably around the Leeville mine with expansion from Fallon, Miramar, Horsham and Upper Rita K. Other opportunities around the northern Carlin trend include upside from Ren and Corona. Turquoise Ridge is exploring the BBT corridor and Getchell, while at Phoenix, NGM is investigating the expansion of copper production at Copper Canyon.

The NGM team has identified three key innovation and optimization action areas: developing a pipeline of future leaders; focusing on further mining efficiencies; and increasing process throughput.

The NGM complex is a long-life business which needs to attract the best new-generation people for its future operations and leadership by providing opportunities that align with their career ambitions and their core values. Once recruited, they are developed through tailored leadership programs as well as NGM’s training mine.

NGM is investing $320 million12 in a fleet of 62 new trucks, to be delivered over the next three years, which is expected to de-risk and accelerate open pit mining. New portals at Pete Bajo and Rita K as well as at Ren will boost productivity and mineralization development, and a new paste plant at Goldstrike underground will increase paste capacity. At Turquoise Ridge, the ramp-up of the recently commissioned Third Shaft continues to improve hoist capacity, mine production and ventilation.

The conversion from resin-in-leach to carbon-in-leach at the Goldstrike autoclave was completed during the first quarter, enabling the operation to process open pit material sooner from Carlin South. The first phase of the Gold Quarry roaster expansion project was recently completed with the second and final phase scheduled for 2024. The overall project is expected to deliver around a 20% increase in throughput.

BARRICK FIRST QUARTER 2023	4	PRESS RELEASE

At Pueblo Viejo, the new crusher at the process plant expansion was recently commissioned. The milestone was celebrated by processing superintendent Víctor Martínez, operations supervisor Yohan Méndez, general manager Megan Tibbals, heavy equipment operator Rudelania Fabián and operations superintendent José Hawil Féliz.

MASSIVE EXPANSION PROJECT WILL EXTEND

PUEBLO VIEJO’S TIER ONE LIFE BEYOND 2040

Barrick’s $2.1 billion investment12 in the expansion of the Pueblo Viejo gold mine in the Dominican Republic — of which the process plant portion is now largely complete — is designed to deliver a totally transformed asset capable of ramping up production to an annual 1 million ounces and averaging 800,000 ounces per year over a life that is expected to extend to the 2040s.4

The reinvention of Pueblo Viejo is all the more remarkable says Mark Bristow, because at the time of the merger with Randgold in January 2019, the mine was facing closure: its vast resources could not be converted to reserves because it did not have the necessary tailings storage capacity.

“We tackled the mine’s challenges head-on. Chief among these was securing a site for a new tailings storage facility, which required lengthy consultation and negotiation with the regulatory authorities as well as the affected communities. Once the site was selected, we completed an Environmental and Social Impact Assessment in line with the government’s terms of reference, and we expect a decision towards the middle of this year,” Bristow said.

“Equally remarkable has been Pueblo Viejo’s steady upward trajectory, in the midst of the expansion project, in all other areas of its business. Despite having to manage multiple tieins, the team has achieved record throughput levels from 2019 to 2022. At the same time, it has also been transitioning to a local and more diverse workforce, in line with Barrick’s global policy. It now has a 98% Dominican workforce with a female representation of 23%, up from 11% in 2019.”

Pueblo Viejo is the first Dominican mining company to be awarded the highest level of gender equality certification by the country’s Ministry of Women and the United Nations Development Programme, for three consecutive years.

Nor has its commitment to its host communities faltered, says Bristow. Eight community development committees have been formed in line with Barrick’s sustainability strategy. Notable projects include the construction of the Zambrana medical clinic and the Sabana del Rey potable water treatment plant, the electrification of 21 rural villages and the establishment of an educational fund for scholars and students from the communities.

Pueblo Viejo is also continuing to reduce its greenhouse gas emissions through the conversion of its power plant and lime kiln to use liquid natural gas.

BARRICK FIRST QUARTER 2023	5	PRESS RELEASE

BUILDING BARRICK’S NEXT LEADERSHIP GENERATION

Barrick continues to invest in the development of a multicultural and multigenerational workforce aligned to a changing world.

The Group sources and trains a vast majority of its employees from its host countries in Africa, the Middle East, South and Central America, as well as in Canada and the United States.

Our diverse workforce is the product of Barrick’s strategy of local employment and stakeholder recognition in the countries in which we operate, says Mark Bristow: 96% of its workforce are host country or community hires, as are 78% of its management. The age profile is also trending younger, with 54% of employees now under the age of 40 and 17% younger than 30.

“Within each region, we have launched a comprehensive frontline development program that focuses on building appropriate business and leadership skills, ensuring consistency of competencies and aligning values with the Barrick DNA. We are also building relationships with partner universities to provide us with a pipeline of talent well into the future,” says human resources executive Darian Rich.

Rudelania Fabián was the first heavy equipment operator to perform a dump into the new crusher at Pueblo Viejo’s process plant expansion.

SUSTAINABLE DELIVERY CENTERED ON ACHIEVEMENT

OF UN SUSTAINABLE DEVELOPMENT GOALS

Barrick’s sustainability strategy is based on integrated and holistic management and aligned with the objectives of the United Nations’ Sustainable Development Goals (SDGs), that seeks to deliver outcomes that are achievable, demonstrable and align with global priorities, says Mark Bristow in the company’s 2022 Sustainability Report.

Bristow says by using the SDGs as the central framework of its sustainability reporting, Barrick is better able to link an integrated approach to sustainability management, and to avoid the siloed thinking and mere box-ticking approach that can be a consequence of taking an ESG compliance-driven approach. Barrick’s latest Sustainability Report, its fifth since the merger with Randgold in 2019, still complies with important key reporting frameworks, but its primary lens for understanding and measuring its progress in sustainability aligns with a focus on the SDGs — an often-forgotten global commitment.

“Our sustainability approach allows us to tackle the challenges of alleviating poverty, managing changes to the climate and preserving biodiversity holistically and concurrently — because they are inextricably connected,” Bristow says.

For example, Barrick generated more than $10.7 billion12 in economic value and created 21,000 jobs in 2022 (SDG 8: Decent Work and Economic Growth). Additionally, 96% of its employees and 78% of its senior site managers are host country nationals, and $1.4 billion12 worth of goods and services were procured from suppliers in the communities closest to its mines. In total, Barrick spent over $6.1 billion12 on host country suppliers in 2022.

Barrick also invested more than $36 million12 in community development projects from education facilities in Nevada (SDG 4: Quality Education), to business incubators in the Dominican Republic (SDG 9: Industry, Innovation and Infrastructure) and gender-based violence awareness in Tanzania (SDG 5: Gender Equality). Barrick’s employees at Pueblo Viejo are now 23% women, with a target of 50% female representation for all new hires (SDG 5: Gender Equality and SDG 10: Reduced Inequality). Pueblo Viejo is the first Dominican mining company to have been awarded the highest level of gender equality certification by the country’s Ministry of Women and the UN Development Programme.

On the environmental front, Barrick has set itself a greenhouse gas emissions reduction target that is both demonstrable and achievable (SDG 13: Climate Action). The company’s total emissions in 2022 were 6,705kt CO2e (Scope 1 and 2: market-based), which is 6% lower compared to the year before and an 11% reduction against its 2018 baseline.

“For us, sustainability is instrumental in our continued drive to operate mines that are welcomed and respected as development partners throughout the world,” Bristow says.

BARRICK FIRST QUARTER 2023	6	PRESS RELEASE

PROTECTING BIODIVERSITY: BARRICK LEADS THE WAY

Conserving biodiversity is fundamental to the survival of our world, essential to tackling climate change and has an important part to play in the war on poverty, says Barrick group sustainability executive Grant Beringer.

“We strive not only to protect and restore biodiversity within our permits, but also to partner with NGOs such as African Parks to make a positive contribution to nature in the countries in which we operate, some of which host unique but vulnerable ecosystems,” he says.

“To achieve this, we have committed Barrick, through our Biodiversity Policy and Standard, to have a net neutral impact on any key biodiversity features at our sites, as well as to take measurable conservation actions to help conserve high-value biodiversity sites in our host countries.”

Beringer cites Barrick’s partnership with the Garamba National Park and African Parks in the DRC as a prime example of its commitment to protecting nature as well as its holistic approach to sustainability.

Since 2015, Barrick has provided financial and in-kind support for a comprehensive conservation program designed to restore the park’s former megaherbivore abundance. The latest Barrick-sponsored initiative will see the return of white rhinos, last spotted there in 2006, to the park.

“Our engagement with Garamba also includes livelihood support for the communities that depend on it. In addition to its 500 employees, we have helped the park to provide economic opportunities for some 10,000 people through agricultural projects, while the four hospitals it supports treat more than 12,000 patients annually.”

In Nevada, Barrick has partnered with state and federal agencies, NGOs and local stakeholders to identify and implement projects to improve the ecosystem of the Great Basin. Among these is the rehabilitation of some 10,000 hectares of critically important habitat for sage grouse on the ranches owned by NGM.

In the Dominican Republic, Pueblo Viejo, in conjunction with the government, has identified the nearby Aniana Vargas National Park as a biodiversity offset site. The park shares most of its fauna and flora, as well as unique animals such as the Hutia rodent and the Samana least gecko, with the mine’s site.

At the Lumwana copper mine in Zambia, Barrick’s commitment to the implementation of the UN’s REDD+ project has advanced with the completion of an eligibility and feasibility study, and the project’s broad acceptance by the affected communities. The project aims to conserve 530,000 hectares of woodland around the mine, which will benefit these communities through the creation of tourism, horticulture and beekeeping opportunities. It will also have the capacity to generate carbon credits aligned with Barrick’s hard-to-abate emissions strategy that can be used to offset hard-to-abate emissions, in line with Barrick’s Roadmap to Net Zero.

BARRICK FIRST QUARTER 2023	7	PRESS RELEASE

CONTINUED RESERVE REPLACEMENT AND DISCIPLINED STRATEGY SUPPORT 10-YEAR GROWTH PLAN

Barrick last year again more than replaced the gold reserves it mined and its proven ability to sustain this achievement through exploration will support the execution of its 10-year rolling business plan, says executive chairman John Thornton.

“Attuned to the cyclicality of markets, Barrick’s strategy of building its future by continuing to invest in sustainably profitable growth, organic as well as external, has equipped us well to deal with challenging circumstances. In the current climate of uncertainty, we are proving again that our people are truly world class and are more than capable of making Barrick the world’s most valued gold and copper company,” he added.

“Our focus in 2023 will be on expanding Barrick’s value foundation, already one of the industry’s best, within and beyond our current borders. The Reko Diq project in Pakistan will almost double our current copper production and will add to our gold production when it is fully operational. We are also extending our presence in North and South America and we are particularly excited by new opportunities in North Africa and the Middle East.”

Thornton says that at a time when environmental management and human rights are coming under increasingly critical scrutiny, Barrick’s sustainability strategy has long been embedded in its business plans.

“The creation of long-term value for all stakeholders contributes meaningfully to the social and economic development of our host countries and communities, protects the safety and health of our people, respects human rights and manages the impact of our operations on the environment. Sustainability performance accounts for 25% of the long-term incentive awards for our senior leaders, demonstrating the importance Barrick attaches to our sustainability commitments,” he says.

Barrick lead director Brett Harvey says that at a time when the mining industry’s recruitment pool is shrinking, Barrick actively seeks to attract talented young people by offering them exceptionally rewarding career opportunities in a modern, world-class business. By prioritizing local recruitment — 96% of Barrick’s global employees are host country nationals — the company has also built a workforce that is naturally multicultural and ethnically diverse. Similarly, the Board represents a mosaic of skills, nationalities, racial and ethnic backgrounds and experiences and perspectives that is not only capable of directing Barrick effectively in a rapidly changing world, but also represents the composition of our stakeholder universe.

BARRICK STEERS PORGERA

BACK TOWARDS WORLD-CLASS PRODUCTION

The government of Papua New Guinea, Barrick Niugini Limited and New Porgera Limited have signed an agreement to progress with the resumption of operations at the Porgera gold mine, which have been suspended since 2020.12

Porgera hosts an orebody with measured and indicated resources of 10 million ounces14 and inferred resources of 3.4 million ounces.14 After the initial ramp up and optimization of the Wangima pit, the mine is forecast to produce an average of 700,000 ounces per year, achieving a milestone towards its potential Tier One status.

The New Porgera Progress Agreement, signed on March 31, confirms that all parties are committed to reopening the mine at the earliest opportunity, in line with the terms of the Porgera Project Commencement Agreement and the New Porgera Limited Shareholders Agreement, both concluded in 2022. The New Porgera project team will now move ahead with the filings for a special mining lease and progressing the other conditions set out in the Commencement Agreement for the reopening of the mine.

The equity in New Porgera is shared 51% by Papua New Guinea (“PNG”) stakeholders, including local landowners and the Enga provincial government. Economic benefits will be shared 53% by the PNG stakeholders and 47% by Barrick Niugini Limited, which will operate the mine.

After the signing ceremony, Mark Bristow said there was strong support from all stakeholders to get Porgera reopened as soon as possible.

“It’s been a long journey but in the process we have secured the buy-in of all the stakeholders. For Barrick, the reopening of the mine would represent another victory for our host-country partnership model which has been so successful in Tanzania and has now also been adopted for the new Reko Diq copper-gold project in Pakistan,” Bristow said.

“Localization is an essential part of our partnership philosophy so New Porgera will, whenever possible, source the goods and services it requires from businesses genuinely based and owned in Porgera, the Enga province and PNG. Similarly, it will give preference to locals in recruiting employees for the reopening mine.”

BARRICK FIRST QUARTER 2023	8	PRESS RELEASE

PIONEERING KIBALI PLANS FURTHER

PARTNER-BASED DEVELOPMENT

Since Kibali went into production 10 years ago, it has not only grown into Africa’s largest gold mine, it has also opened a new mining frontier in the DRC and stimulated the development of a thriving regional economy in the country’s north-east province.

Mark Bristow says the mutually beneficial partnership between the company and its local stakeholders, notably the government, contractors, service providers, employees and the community, has demonstrated that it is possible to build and operate a successful world-class mine, run by host country nationals, in one of Africa’s remotest corners.

In the 13 years since the acquisition of the property which became Kibali, it has invested more than $4.6 billion12 in the DRC, with payments to local contractors and suppliers alone amounting to almost $2.4 billion, $1.4 billion going to the government in the form of royalties, taxes and permits, salaries amounting to $621 million, and the investment of $196 million in infrastructure development and community support.

“Kibali has multiple partnerships with local businesses, many of which we have actively mentored, such as the all-

Congolese team that built the mine’s Azambi hydropower station,” Bristow said.

“Kibali’s three continuously upgraded hydropower stations and their battery back-up system have put it in the lead of the Barrick group’s green energy drive. At present, approximately 80% of the mine’s power requirement is provided by renewable energy sources and this will rise when the planned new solar plant is commissioned in 2025, further reducing Kibali’s carbon footprint as well as its energy costs.”

The mine also continues to invest in the recruitment and training of Congolese nationals, who already account for 95% of its workforce and 76% of its leadership, with special emphasis on the skills development of potential managers and technicians.

BARRICK PLEDGES $30 MILLION TOWARDS SCHOOL

DEVELOPMENT IN PARTNERSHIP WITH TANZANIA

In a meeting between Mark Bristow and Tanzania president Samia Suluhu Hassan, the company affirmed its pledge of $30 million in partnership with the Tanzanian government, towards the expansion of education infrastructure in Tanzania.

Called ‘The Barrick-Twiga Future Forward Education Program’, the objective is to build 1,090 classrooms, 1,640 ablution blocks and 270 dormitories across 161 schools nationwide, helping to accommodate approximately 49,000 of the estimated 190,000 students who are expected to start their A-levels in July this year. The first $10 million was committed in April and the balance will be rolled out with the program.

“We believe that education is key to the development of the country. Both the Bulyanhulu and North Mara gold mines continue to support the education sector through the building of classrooms and the improvement of education infrastructure around the mines, which has seen some of them consistently feature among the top schools in these regions,” Bristow said.

North Mara has already spent $1.9 million on 87 primary and secondary schools in the Tarime District, 14 of which are the best performing schools in the district. Bulyanhulu has spent $1.8 million on 80 educational projects around the mine and is currently building a Vocational Education Training College

Centre in Bunango Village. Barrick’s investment around the mine has given 7,557 Tanzanian girls access to education in 2022.

“In addition to the company’s support of education, last year North Mara was officially recognized as Tanzania’s largest taxpayer and Bulyanhulu was awarded the Best Compliant Employer prize by the National Social Security Fund. North Mara and Bulyanhulu also received the first and runner-up recognition awards, respectively, for the export of minerals and the generation of foreign currency. They’ve both come a very long way and we look forward to continuing that journey through our Twiga partnership with the government.”

Bristow said since Barrick took over control of the mines in 2019, it had pumped $2.4 billion into the Tanzanian economy. Through their community development committees, the mines had invested more than $10 million in projects to improve healthcare, education, access to potable water and the road infrastructure.

BARRICK FIRST QUARTER 2023	9	PRESS RELEASE

PEERLESS ASSET QUALITY

AND HIGH-POTENTIAL PROSPECTS

POSITION BARRICK FOR PROFITABLE GROWTH

The past year marked a major milestone in Barrick’s journey to becoming the world’s most valued gold and copper mining company, with the foundational targets of the new business created by the merger with Randgold in January 2019 having largely been met, and its greater goals now within reach, says Mark Bristow with the recent publication of the company’s 2022 Annual Report.

“North America is Barrick’s value foundation and the true benefits of our creation of the NGM complex are now becoming evident in the form of mineral resource growth and new discoveries. The quality and prospectivity of its portfolio cannot be overstated,” he said.

“In Central America, the plant expansion project we initiated at the Pueblo Viejo gold mine in the Dominican Republic is rapidly taking shape. With its unlocked reserve base now standing at 20 million ounces15, the life of the mine — one of the six Tier One assets in our gold portfolio — has been extended beyond 2040 and it will maintain an average annual production rate above 800,000 ounces over that time.4

“Another of our Tier One assets, the Loulo-Gounkoto complex in Mali, which has produced more than 9 million ounces of gold since 2005, is set to maintain its current rate of production for the next 10 years, with its life extending to 2037.”16

Bristow said Barrick was also achieving its strategic objective of significantly expanding its copper holdings. Work on the reconstituted Reko Diq project in Pakistan — one of the largest and highest quality undeveloped copper-gold deposits in the world — has started, and the revitalized Lumwana mine in Zambia has commenced a prefeasibility study on the Super Pit expansion. When both of these projects are completed in 2028, they will elevate Barrick into the front rank of copper producers.

“Brownfields exploration continues to unlock potential around our existing assets while greenfields work has started delivering real value. We’re continuing to expand our global exploration footprint with active programs elsewhere in North America as well as in Latin America, Saudi Arabia and Egypt,” he said.

“One of the highlights of last year was the continued growth in our gold reserves and resources, driven by our strategy of investing in organic growth through exploration and mineral resource management. Barrick’s ability over time to more than replace the ounces we mine reinforces our sustainability and our sector-leading production profile.”

Demonstrating its commitment to strong shareholder returns, Barrick returned a record $1.6 billion17 to shareholders last year, but this was not at the expense of its growth strategy, Bristow said.

“We continue to invest in and roll out our 10-year gold and copper plans, projecting real growth on a steady base-case production profile. This investment is made possible by the unmatched quality of our assets and the abundant free cash flow they generate. Also embedded in our portfolio is a long pipeline of quality projects from which we are steadily unlocking value. The ability to grow without having to buy is a very significant advantage that differentiates Barrick from its peers,” he said.

In line with Barrick’s commitment to a ‘best people’ workforce, Bristow said Barrick is aggressively recruiting promising young professionals across all of the relevant disciplines. The next generation of leaders is already taking shape in the company’s succession plans and last year already saw seamless transitions in a number of key positions.

It is also rapidly progressing the greening of its power grid across the group. Major solar projects in the Dominican Republic and Nevada, the expansion of solar power and the addition of a battery energy storage system at Loulo-Gounkoto, and the planned solar power dry season back-up for Kibali’s three hydropower plants, will not only significantly advance Barrick towards its 2050 net zero target, but will improve the mines’ margins by pruning energy costs.

Also in the annual report, executive chairman John Thornton noted the significant contribution Barrick’s operations make in the developing countries in which it operates.

“Mining can and should be a key catalyst for economic growth and social upliftment. Barrick’s substantial contribution to our host countries’ coffers and our equally significant investment in the welfare of the communities that border on our mines is making a real difference, highlighting the important part the mining industry can play in narrowing the gap between the richer and poorer nations to make the world a better place,” he said.

BARRICK FIRST QUARTER 2023	10	PRESS RELEASE

MALI OPERATIONS HONORED BY GOVERNMENT

FOR TAX CITIZENSHIP

Barrick’s Loulo-Gounkoto gold mining complex, as one of the largest taxpayers in Mali, has been formally thanked by the government for its role in enabling the tax department to achieve its revenue targets for 2022.

In a ceremony at Barrick’s Bamako office, the country’s director of large enterprises presented both Loulo and Gounkoto with certificates of recognition honoring what was described as their high level of tax citizenship and expressing the hope that this productive partnership between the mines and the government would continue.

Barrick, through its legacy company Randgold, has been operating in Mali for more than a quarter of a century and during that time, we have contributed to the development of the country’s economy and its mining industry.

A FIRST FOR WATER TREATMENT IN SAN JUAN

The community of Iglesia near the Veladero mine in San Juan, Argentina, has become the first municipality in the province to use alternative energy to power its drinking water treatment plants.

Solar energy will power the plants’ pumps and operate the filtering equipment, sending water from wells to reserve tanks.

“This system will reduce our electricity expense by 50% to 60%, which is a huge savings,” says Oscar Varela, president of the Rodeo Neighborhood Association.

Two photovoltaic kits of 12 horsepower with 32 panels generating 9.9 kilowatts, and one 17 horsepower kit comprising 60 panels of 18.6 kilowatts, were built in the Rodeo and Bella Vista water treatment plants. In case of any power failure in the panels, the plants are automatically reconnected to the power grid.

“The idea of powering the water treatment plants with solar energy is an innovation that emerged as we have been working to refurbish a total of ten plants in the region over the last three years,” said Veladero’s sustainable development manager, Alberto Abecasis.

The effort was a collaboration between Veladero, neighborhood associations, the Municipality of Iglesia and the Ministry of Mining.

The mine and its neighbors have also collaborated in environmental participatory monitoring. Over the past few months, five monitoring sessions that had 21 community members collect water samples at Veladero’s compliance points and submit them to a certified lab for testing, has confirmed water quality meets all baseline parameters.

Barrick organizes participatory monitoring sessions like these at several operations worldwide to ensure that our host communities understand what we are doing to make sure we are responsible stewards of the environment.

BARRICK FIRST QUARTER 2023	11	PRESS RELEASE

APPENDIX

2023 Operating and Capital Expenditure Guidance

 GOLD PRODUCTION AND COSTS

	2023 forecast attributable production (000s oz)	2023 forecast cost of sales[9] ($/oz)	2023 forecast total cash costs[10] ($/oz)	2023 forecast all-in sustaining costs[10] ($/ oz)

Carlin (61.5%)	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330

Cortez (61.5%)[18]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010

Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250

Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190

Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220

Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670

North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040

Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630

Porgera (47.5%)[13]	—	—	—	—

Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150

Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960

North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320

Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240

Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320

Africa & Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[19,20,21]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250
COPPER PRODUCTION AND COSTS

	2023 forecast attributable production (Mlbs)	2023 forecast cost of sales[9] ($/lb)	2023 forecast C1 cash costs[11] ($/lb)	2023 forecast all-in sustaining costs[11] ($/ lb)

Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50

Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20

Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90

Total Attributable to Barrick[21]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25

 ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[7]	1,450 - 1,700

Attributable project[7]	750 - 900

Total attributable capital expenditures	2,200 - 2,600

 2023 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2023 Guidance Assumption	Hypothetical Change	Impact on EBITDA[22] (millions)	Impact on TCC and AISC[10,11]

Gold price sensitivity	$1,650/oz	+/- $100/oz	+/-$590	+/-$5/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	+/- $110	+/-$0.01/lb

BARRICK FIRST QUARTER 2023	12	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	3/31/23	12/31/22	% Change	3/31/22	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	416	516	(19)%	459	(9)%

Gold produced (000s oz 100% basis)	676	838	(19)%	747	(9)%

Cost of sales ($/oz)	1,461	1,257	16%	1,169	25%

Total cash costs ($/oz)[b]	1,074	906	19%	820	31%

All-in sustaining costs ($/oz)[b]	1,436	1,179	22%	1,118	28%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	166	265	(37)%	229	(28)%

Gold produced (000s oz 100% basis)	270	432	(37)%	373	(28)%

Cost of sales ($/oz)	1,449	1,081	34%	1,015	43%

Total cash costs ($/oz)[b]	1,215	878	38%	829	47%

All-in sustaining costs ($/oz)[b]	1,689	1,217	39%	1,139	48%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	140	140	0%	115	22%

Gold produced (000s oz 100% basis)	226	226	0%	187	22%

Cost of sales ($/oz)	1,324	1,284	3%	1,113	19%

Total cash costs ($/oz)[b]	913	848	8%	784	16%

All-in sustaining costs ($/oz)[b]	1,233	1,037	19%	1,150	7%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	81	78	4%	67	21%

Gold produced (000s oz 100% basis)	131	127	4%	109	21%

Cost of sales ($/oz)	1,412	1,518	(7)%	1,436	(2)%

Total cash costs ($/oz)[b]	1,034	1,089	(5)%	1,030	0%

All-in sustaining costs ($/oz)[b]	1,271	1,304	(3)%	1,281	(1)%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	27	30	(10)%	23	17%

Gold produced (000s oz 100% basis)	45	48	(10)%	37	17%

Cost of sales ($/oz)	2,380	1,901	25%	2,253	6%

Total cash costs ($/oz)[b]	1,198	946	27%	835	43%

All-in sustaining costs ($/oz)[b]	1,365	1,037	32%	1,027	33%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	2	3	(33)%	25	(92)%

Gold produced (000s oz 100% basis)	4	5	(33)%	41	(92)%

Cost of sales ($/oz)	1,621	1,812	(11)%	1,093	48%

Total cash costs ($/oz)[b]	579	616	(6)%	342	69%

All-in sustaining costs ($/oz)[b]	629	664	(5)%	366	72%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	89	98	(9)%	104	(14)%

Gold produced (000s oz 100% basis)	149	163	(9)%	174	(14)%

Cost of sales ($/oz)	1,241	1,215	2%	1,077	15%

Total cash costs ($/oz)[b]	714	764	(7)%	682	5%

All-in sustaining costs ($/oz)[b]	1,073	1,065	1%	948	13%

BARRICK FIRST QUARTER 2023	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/23	12/31/22	% Change	3/31/22	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	137	139	(1)%	138	(1)%

Gold produced (000s oz 100% basis)	172	174	(1)%	172	(1)%

Cost of sales ($/oz)	1,275	1,216	5%	1,088	17%

Total cash costs ($/oz)[b]	855	822	4%	721	19%

All-in sustaining costs ($/oz)[b]	1,190	1,102	8%	982	21%

Kibali (45%)

Gold produced (000s oz attributable basis)	64	97	(34)%	76	(16)%

Gold produced (000s oz 100% basis)	141	216	(34)%	168	(16)%

Cost of sales ($/oz)	1,367	1,570	(13)%	1,137	20%

Total cash costs ($/oz)[b]	987	617	60%	744	33%

All-in sustaining costs ($/oz)[b]	1,177	981	20%	996	18%

Veladero (50%)

Gold produced (000s oz attributable basis)	43	50	(14)%	46	(7)%

Gold produced (000s oz 100% basis)	86	99	(14)%	92	(7)%

Cost of sales ($/oz)	1,587	2,309	(31)%	1,348	18%

Total cash costs ($/oz)[b]	1,035	954	8%	847	22%

All-in sustaining costs ($/oz)[b]	1,761	1,526	15%	1,588	11%

Porgera (47.5%)[d]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	50	63	(21)%	35	43%

Gold produced (000s oz 100% basis)	55	70	(21)%	39	43%

Cost of sales ($/oz)	1,453	1,381	5%	2,036	(29)%

Total cash costs ($/oz)[b]	1,182	1,070	10%	1,667	(29)%

All-in sustaining costs ($/oz)[b]	1,284	1,404	(9)%	1,803	(29)%

Hemlo

Gold produced (000s oz)	41	38	8%	31	32%

Cost of sales ($/oz)	1,486	1,451	2%	1,727	(14)%

Total cash costs ($/oz)[b]	1,291	1,227	5%	1,503	(14)%

All-in sustaining costs ($/oz)[b]	1,609	1,557	3%	1,982	(19)%

North Mara (84%)

Gold produced (000s oz attributable basis)	68	70	(3)%	56	21%

Gold produced (000s oz 100% basis)	81	84	(3)%	66	21%

Cost of sales ($/oz)	987	1,030	(4)%	852	16%

Total cash costs ($/oz)[b]	759	758	0%	709	7%

All-in sustaining costs ($/oz)[b]	1,137	1,301	(13)%	874	30%

BARRICK FIRST QUARTER 2023	14	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/23	12/31/22	% Change	3/31/22	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	44	49	(10)%	45	(2)%

Gold produced (000s oz 100% basis)	53	58	(10)%	53	(2)%

Cost of sales ($/oz)	1,358	1,237	10%	1,216	12%

Total cash costs ($/oz)[b]	982	896	10%	847	16%

All-in sustaining costs ($/oz)[b]	1,332	1,401	(5)%	984	35%

Total Attributable to Barrick[e]

Gold produced (000s oz)	952	1,120	(15)%	990	(4)%

Cost of sales ($/oz)[f]	1,378	1,324	4%	1,190	16%

Total cash costs ($/oz)[b]	986	868	14%	832	19%

All-in sustaining costs ($/oz)[b]	1,370	1,242	10%	1,164	18%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

e.	Excludes Pierina, which is producing incidental ounces while in closure.

f.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2023	15	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	3/31/23	12/31/22	% Change	3/31/22	% Change

Lumwana

Copper production (Mlbs)	48	53	(9)%	57	(16)%

Cost of sales ($/lb)	3.56	3.56	0%	2.20	62%

C1 cash costs ($/lb)[a]	3.09	2.34	32%	1.86	66%

All-in sustaining costs ($/lb)[a]	3.98	4.86	(18)%	3.16	26%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	22	25	(12)%	25	(12)%

Copper production (Mlbs 100% basis)	44	50	(12)%	51	(12)%

Cost of sales ($/lb)	3.73	3.55	5%	2.85	31%

C1 cash costs ($/lb)[a]	2.86	2.69	6%	2.15	33%

All-in sustaining costs ($/lb)[a]	3.22	3.60	(11)%	2.64	22%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	18	0%	19	(5)%

Copper production (Mlbs 100% basis)	37	36	0%	38	(5)%

Cost of sales ($/lb)	1.53	1.72	(11)%	1.30	18%

C1 cash costs ($/lb)[a]	1.39	1.42	(2)%	1.10	26%

All-in sustaining costs ($/lb)[a]	1.61	1.54	5%	1.17	38%

Total Attributable to Barrick

Copper production (Mlbs)	88	96	(8)%	101	(13)%

Cost of sales ($/lb)[b]	3.22	3.19	1%	2.21	46%

C1 cash costs ($/lb)[a]	2.71	2.25	20%	1.81	50%

All-in sustaining costs ($/lb)[a]	3.40	3.98	(15)%	2.85	19%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2023	16	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended

	3/31/23	12/31/22	% Change	3/31/22	% Change

Financial Results ($ millions)

Revenues	2,643	2,774	(5)%	2,853	(7)%

Cost of sales	1,941	2,093	(7)%	1,739	12%

Net earnings[a]	120	(735)	116%	438	(73)%

Adjusted net earnings[b]	247	220	12%	463	(47)%

Adjusted EBITDA[b]	1,183	1,286	(8)%	1,645	(28)%

Adjusted EBITDA margin[c]	45%	46%	(2)%	58%	(22)%

Minesite sustaining capital expenditures[b,d]	454	557	(18)%	420	8%

Project capital expenditures[b,d]	226	324	(30)%	186	22%

Total consolidated capital expenditures[d,e]	688	891	(23)%	611	13%

Net cash provided by operating activities	776	795	(2)%	1,004	(23)%

Net cash provided by operating activities margin[f]	29%	29%	0%	35%	(17)%

Free cash flow[b]	88	(96)	192%	393	(78)%

Net earnings per share (basic and diluted)	0.07	(0.42)	117%	0.25	(72)%

Adjusted net earnings (basic)[b] per share	0.14	0.13	8%	0.26	(46)%

Weighted average diluted common shares (millions of shares)	1,755	1,759	0%	1,779	(1)%

Operating Results

Gold production (thousands of ounces)[g]	952	1,120	(15)%	990	(4)%

Gold sold (thousands of ounces)[g]	954	1,111	(14)%	993	(4)%

Market gold price ($/oz)	1,890	1,726	10%	1,877	1%

Realized gold price[b,g] ($/oz)	1,902	1,728	10%	1,876	1%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,378	1,324	4%	1,190	16%

Gold total cash costs[b,g] ($/oz)	986	868	14%	832	19%

Gold all-in sustaining costs[b,g] ($/oz)	1,370	1,242	10%	1,164	18%

Copper production (millions of pounds)[g]	88	96	(8)%	101	(13)%

Copper sold (millions of pounds)[g]	89	99	(10)%	113	(21)%

Market copper price ($/lb)	4.05	3.63	12%	4.53	(11)%

Realized copper price[b,g] ($/lb)	4.20	3.81	10%	4.68	(10)%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	3.22	3.19	1%	2.21	46%

Copper C1 cash costs[b,g] ($/lb)	2.71	2.25	20%	1.81	50%

Copper all-in sustaining costs[b,g] ($/lb)	3.40	3.98	(15)%	2.85	19%

	As at 3/31/23	As at 12/31/22	% Change	As at 3/31/22	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,777	4,782	0%	5,144	(7)%

Cash and equivalents	4,377	4,440	(1)%	5,887	(26)%

Debt, net of cash	400	342	17%	(743)	154%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Represents adjusted EBITDA divided by revenue.

d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

e.

Total consolidated capital expenditures also includes capitalized interest of $8 million for the three month period ended March 31, 2023 (December 31, 2022: $10 million and March 31, 2022: $5 million).

f.	Represents net cash provided by operating activities divided by revenue.

g.	On an attributable basis.

h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2023	17	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2023	2022

Revenue (notes 4 and 5)	$2,643	$2,853

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,941	1,739

General and administrative expenses	39	54

Exploration, evaluation and project expenses	71	67

Impairment charges (notes 8b and 12)	1	2

Loss on currency translation	38	3

Closed mine rehabilitation	22	3

Income from equity investees (note 11)	(53)	(99)

Other expense (income) (note 8a)	52	(11)

Income before finance costs and income taxes	$532	$1,095

Finance costs, net	(58)	(88)

Income before income taxes	$474	$1,007

Income tax expense (note 9)	(205)	(301)

Net income	$269	$706

Attributable to:

Equity holders of Barrick Gold Corporation	$120	$438

Non-controlling interests (note 15)	$149	$268

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.07	$0.25

Diluted	$0.07	$0.25

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2023	18	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2023	2022

Net income	$269	$706

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Currency translation adjustments, net of tax $nil and $nil	(3)	—

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax $nil and ($8)	—	58

Total other comprehensive (loss) income	(3)	58

Total comprehensive income	$266	$764

Attributable to:

Equity holders of Barrick Gold Corporation	$117	$496

Non-controlling interests	$149	$268

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2023	19	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2023	2022

OPERATING ACTIVITIES

Net income	$269	$706

Adjustments for the following items:

Depreciation	495	460

Finance costs, net[1]	58	88

Impairment charges (notes 8b and 12)	1	2

Income tax expense (note 9)	205	301

Income from equity investees (note 11)	(53)	(99)

Gain on sale of non-current assets	(3)	(2)

Loss on currency translation	38	3

Change in working capital (note 10)	(206)	(131)

Other operating activities (note 10)	52	(77)

Operating cash flows before interest and income taxes	856	1,251

Interest paid	(23)	(23)

Interest received[1]	49	10

Income taxes paid[2]	(106)	(234)

Net cash provided by operating activities	776	1,004

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(688)	(611)

Sales proceeds	3	1

Investment sales	—	260

Dividends received from equity method investments (note 11)	67	359

Net cash provided by (used in) investing activities	(618)	9

FINANCING ACTIVITIES

Lease repayments	(4)	(6)

Dividends	(175)	(178)

Disbursements to non-controlling interests (note 15)	(62)	(267)

Pueblo Viejo JV partner shareholder loan	20	45

Net cash used in financing activities	(221)	(406)

Effect of exchange rate changes on cash and equivalents	—	—

Net increase (decrease) in cash and equivalents	(63)	607

Cash and equivalents at the beginning of period	4,440	5,280

Cash and equivalents at the end of period	$4,377	$5,887

[1]	2022 figures have been restated to reflect the change in presentation to present interest received ($10 million) separately from finance costs.
[2]	Income taxes paid excludes $28 million (2022: $26 million) for the three months ended March 31, 2023 of income taxes payable that were settled against offsetting VAT receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2023	20	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and equivalents	$4,377	$4,440

Accounts receivable	557	554

Inventories	1,913	1,781

Other current assets	1,691	1690

Total current assets	$8,538	$8,465

Non-current assets

Equity in investees (note 11)	3,969	3,983

Property, plant and equipment	26,084	25,821

Goodwill	3,581	3,581

Intangible assets	149	149

Deferred income tax assets	19	19

Non-current portion of inventory	2,705	2,819

Other assets	1,107	1,128

Total assets	$46,152	$45,965

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,504	$1,556

Debt	12	13

Current income tax liabilities	310	163

Other current liabilities	1,380	1,388

Total current liabilities	$3,206	$3,120

Non-current liabilities

Debt	4,765	4,769

Provisions	2,244	2,211

Deferred income tax liabilities	3,270	3,247

Other liabilities	1,349	1,329

Total liabilities	$14,834	$14,676

Equity

Capital stock (note 14)	$28,115	$28,114

Deficit	(7,338)	(7,282)

Accumulated other comprehensive income (loss)	23	26

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$22,713	$22,771

Non-controlling interests (note 15)	8,605	8,518

Total equity	$31,318	$31,289

Contingencies and commitments (notes 4 and 16)

Total liabilities and equity	$46,152	$45,965

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2023	21	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	120	—	—	120	149	269

Total other comprehensive loss	—	—	—	(3)	—	(3)	—	(3)

Total comprehensive income (loss)	—	—	120	(3)	—	117	149	266

Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(62)	(62)

Dividend reinvestment plan (note 14)	58	1	(1)	—	—	—	—	—

Total transactions with owners	58	1	(176)	—	—	(175)	(62)	(237)

At March 31, 2023	1,755,408	$28,115	($7,338)	$23	$1,913	$22,713	$8,605	$31,318

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	438	—	—	438	268	706

Total other comprehensive income	—	—	—	58	—	58	—	58

Total comprehensive income	—	—	438	58	—	496	268	764

Transactions with owners

Dividends	—	—	(178)	—	—	(178)	—	(178)

Disbursements to non-controlling interests	—	—	—	—	—	—	(267)	(267)

Dividend reinvestment plan	25	—	—	—	—	—	—	—

Total transactions with owners	25	—	(178)	—	—	(178)	(267)	(445)

At March 31, 2022	1,779,356	$28,497	($6,306)	$35	$1,949	$24,175	$8,451	$32,626

[1]	Includes cumulative translation losses at March 31, 2023: $95 million (December 31, 2022: $93 million; March 31, 2022: $94 million).
[2]	Includes additional paid-in capital as at March 31, 2023: $1,875 million (December 31, 2022: $1,875 million; March 31, 2022: $1,911 million).

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2023	22	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Technical Advisor to Barrick — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended

	3/31/23	12/31/22	3/31/22

Net cash provided by operating activities	776	795	1,004

Capital expenditures	(688)	(891)	(611)

Free cash flow	88	(96)	393

Endnote 2

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs per pound over the mine life that are in the lower half of the industry cost curve.

Endnote 3

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2023	23	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/23	12/31/22	3/31/22

Net earnings attributable to equity holders of the Company	120	(735)	438

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	1	1,642	2

Acquisition/disposition gains[b]	(3)	(319)	(2)

Loss on currency translation	38	4	3

Significant tax adjustments[c]	48	(4)	17

Other expense (income) adjustments[d]	63	126	13

Non-controlling interest[e]	(6)	(271)	0

Tax effect[e]	(14)	(223)	(8)

Adjusted net earnings	247	220	463

Net earnings per share[f]	0.07	(0.42)	0.25

Adjusted net earnings per share[f]	0.14	0.13	0.26

a.

For the three month period ended December 31, 2022, net impairment charges mainly relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

b.	For the three month period ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%.
c.

For the three month period ended March 31, 2023, significant tax adjustments mainly relate to foreign currency translation gains and losses on tax balances, changes in the discount rate assumptions on our closed mine rehabilitation provision, foreign exchange losses and the remeasurement of deferred tax balances.

d.

For the three month period ended March 31, 2023, other expense (income) adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the three month period ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero and supplies obsolescence write-off at Bulyanhulu and North Mara. Other expense (income) adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Non-controlling interest and tax effect for the three month period ended December 31, 2022 primarily relates to impairment charges (reversals) related to non-current assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 4

On a 100% basis. Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

Endnote 5

On an attributable basis.

Endnote 6

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper

	For the three months ended

	3/31/23	12/31/22	3/31/22	3/31/23	12/31/22	3/31/22

Sales	2,411	2,535	2,511	171	170	287

Sales applicable to non-controlling interests	(723)	(785)	(787)	0	0	0

Sales applicable to equity method investments[a,b]	126	164	136	160	160	188

Sales applicable to sites in closure or care and maintenance[c]	(7)	(11)	0	0	0	0

Treatment and refinement charges	7	15	3	43	47	51

Revenues – as adjusted	1,814	1,918	1,863	374	377	526

Ounces/pounds sold (000s ounces/millions pounds)[c]	954	1,111	993	89	99	113

Realized gold/copper price per ounce/pound[d]	1,902	1,728	1,876	4.20	3.81	4.68

a.

Represents sales of $126 million for the three month period ended March 31, 2023 (December 31, 2022: $164 million and March 31, 2022: $137 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $98 million for the three months ended March 31, 2023 (December 31, 2022: $91 million and March 31, 2022: $118 million) applicable to our 50% equity method investment in Zaldívar and $69 million (December 31,

BARRICK FIRST QUARTER 2023	24	PRESS RELEASE

2022: $74 million and March 31, 2022: $75 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	Excludes Pierina, which is producing incidental ounces while in closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 7

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended

	3/31/23	12/31/22	3/31/22

Minesite sustaining capital expenditures	454	557	420

Project capital expenditures	226	324	186

Capitalized interest	8	10	5

Total consolidated capital expenditures	688	891	611

Endnote 8

These amounts are presented on the same basis as our guidance.

Endnote 9

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 10

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2023	25	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended

	Footnote	3/31/23	12/31/22	3/31/22

Cost of sales applicable to gold production		1,761	1,890	1,582

Depreciation		(445)	(506)	(419)

Cash cost of sales applicable to equity method investments		63	56	51

By-product credits		(61)	(69)	(55)

Non-recurring items	[a]	0	(23)	0

Other	[b]	0	7	(1)

Non-controlling interests	[c]	(378)	(393)	(331)

Total cash costs		940	962	827

General & administrative costs		39	49	54

Minesite exploration and evaluation costs	[d]	11	23	10

Minesite sustaining capital expenditures	[e]	454	557	420

Sustaining leases		7	11	9

Rehabilitation - accretion and amortization (operating sites)	[f]	14	14	11

Non-controlling interest, copper operations and other	[g]	(159)	(239)	(176)

All-in sustaining costs		1,306	1,377	1,155

Global exploration and evaluation and project expense	[d]	60	83	57

Community relations costs not related to current operations		0	0	0

Project capital expenditures	[e]	226	324	186

Non-sustaining leases		0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	[f]	6	6	3

Non-controlling interest and copper operations and other	[g]	(88)	(130)	(58)

All-in costs		1,510	1,660	1,343

Ounces sold - equity basis (000s ounces)	[h]	954	1,111	993

Cost of sales per ounce	[i,j]	1,378	1,324	1,190

Total cash costs per ounce	[j]	986	868	832

Total cash costs per ounce (on a co-product basis)	[j,k]	1,030	908	869

All-in sustaining costs per ounce	[j]	1,370	1,242	1,164

All-in sustaining costs per ounce (on a co-product basis)	[j,k]	1,414	1,282	1,201

All-in costs per ounce	[j]	1,583	1,496	1,353

All-in costs per ounce (on a co-product basis)	[j,k]	1,627	1,536	1,390

a.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.	Other

Other adjustments for the three month period ended March 31, 2023 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight, and Buzwagi, which all are producing incidental ounces, of $3 million (December 31, 2022: $7 million; March 31, 2022: $3 million).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $529 million for the three month period ended March 31, 2023 (December 31, 2022: $560 million and March 31, 2022: $476 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 48 of Barrick’s Q1 2023 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo, the solar projects at NGM and Loulo-Gounkoto, and the Veladero Phase 7 leach pad expansion. Refer to page 47 of Barrick’s Q1 2023 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, and Buzwagi. The impact is summarized as the following:

BARRICK FIRST QUARTER 2023	26	PRESS RELEASE

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/23	12/31/22	3/31/22

General & administrative costs	(6)	(8)	(13)

Minesite exploration and evaluation expenses	(4)	(8)	(3)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(3)

Minesite sustaining capital expenditures	(144)	(217)	(157)

All-in sustaining costs total	(159)	(239)	(176)

Global exploration and evaluation and project expense	(12)	(8)	(4)

Project capital expenditures	(76)	(122)	(54)

All-in costs total	(88)	(130)	(58)

h.	Ounces sold - equity basis

Figures remove the impact of: Pierina and Buzwagi. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $3 million for the three month period ended March 31, 2023 (December 31, 2022: $7 million and March 31, 2022: $3 million); Golden Sunlight of $nil and $nil, respectively, for the three month period ended March 31, 2023 (December 31, 2022: $nil and March 31, 2022: $nil); Buzwagi of $nil for the three month period ended March 31, 2023 (December 31, 2022: $nil and March 31, 2022: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended

	3/31/23	12/31/22	3/31/22

By-product credits	61	69	55

Non-controlling interest	(19)	(25)	(19)

By-product credits (net of non-controlling interest)	42	44	36

Endnote 11

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2023	27	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended

	3/31/23	12/31/22	3/31/22

Cost of sales	174	197	154

Depreciation/amortization	(44)	(92)	(38)

Treatment and refinement charges	43	47	51

Cash cost of sales applicable to equity method investments	87	90	72

Less: royalties	(15)	(16)	(32)

By-product credits	(4)	(3)	(3)

Other	0	0	0

C1 cash costs	241	223	204

General & administrative costs	6	8	12

Rehabilitation - accretion and amortization	2	2	1

Royalties	15	16	32

Minesite exploration and evaluation costs	2	6	3

Minesite sustaining capital expenditures	33	139	67

Sustaining leases	3	2	1

All-in sustaining costs	302	396	320

Pounds sold - consolidated basis (millions pounds)	89	99	113

Cost of sales per pound[a,b]	3.22	3.19	2.21

C1 cash costs per pound[a]	2.71	2.25	1.81

All-in sustaining costs per pound[a]	3.40	3.98	2.85

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 12

On a 100% basis.

Endnote 13

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Commencement Agreement and the finalization of a timeline for the resumption of full mine operations.

Endnote 14

On a 100% basis. Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities as of December 31, 2022. Measured resources of 5.6 million tonnes grading 5.55 g/t, representing 1.0 million ounces of gold. Indicated resources of 79.0 million tonnes grading 3.62 g/t, representing 9.2 million ounces of gold. Inferred resources of 33.0 million tonnes grading 3.2 g/t, representing 3.4 million ounces of gold. Complete attributable mineral reserve and mineral resource data for all of Barrick’s mines and projects, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables provided on pages 37 to 46 of Barrick’s 2022 Annual Information Form and Form 40-F filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Endnote 15

On a 100% basis. Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 59 million tonnes grading 2.29g/t, representing 4.3 million ounces of gold. Probable mineral reserves of 230 million tonnes grading 2.16g/t, representing 16 million ounces of gold. Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023. Complete attributable mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables provided on pages 37 to 46 of Barrick’s 2022 Annual Information Form and Form 40-F filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Endnote 16

On a 100% basis. Refer to the Technical Report on the Loulo-Gounkoto Gold Mine Complex, Mali, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

Endnote 17

Through dividends and share buybacks.

BARRICK FIRST QUARTER 2023	28	PRESS RELEASE

Endnote 18

Includes Goldrush.

Endnote 19

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 20

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 21

Includes corporate administration costs.

Endnote 22

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended

	3/31/23	12/31/22	3/31/22

Net earnings (loss)	269	(816)	706

Income tax expense	205	(131)	301

Finance costs, net[a]	37	31	76

Depreciation	495	604	460

EBITDA	1,006	(312)	1,543

Impairment charges (reversals) of non-current assets[b]	1	1,642	2

Acquisition/disposition gains[c]	(3)	(319)	(2)

Loss on currency translation	38	4	3

Other expense (income) adjustments[d]	63	126	13

Income tax expense, net finance costs[a], and depreciation from equity investees	78	145	86

Adjusted EBITDA	1,183	1,286	1,645

[a].	Finance costs exclude accretion.
[b].

For the three month period ended December 31, 2022, net impairment charges mainly relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.

[c].	For the three month period ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%.
[d].

For the three month period ended March 31, 2023, other expense (income) adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the three month period ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero and supplies obsolescence write-off at Bulyanhulu and North Mara. Other expense (income) adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

BARRICK FIRST QUARTER 2023	29	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “scheduled”, “commitment” “opportunities”, “guidance”, “project”, “continue”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “planned”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including our ten-year production profile for gold and copper and expected production in the second half of 2023; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; projects at Carlin expected to deliver increased throughput; Barrick’s global exploration strategy and planned exploration activities, including growth potential in North America, South America, Africa and the Middle East; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo process plant expansion and mine life extension project and new Naranjo tailings storage facility and solar and battery energy storage projects at Nevada Gold Mines, Loulo-Gounkoto and Kibali; potential mineralization and metal or mineral recoveries; targeted first production for the Reko Diq project; the timeline for execution and effectiveness of definitive agreements to implement the Commencement Agreement between Papua New Guinea and Barrick Niugini Limited; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine, the timeline to recommence operations and expected production; our pipeline of high confidence projects at or near existing operations; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s potential for future growth and ability to further extend the life of mine, including through the development of a Super Pit; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education and employment initiatives, climate change and greenhouse gas emissions reduction targets and biodiversity initiatives; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

BARRICK FIRST QUARTER 2023	30	PRESS RELEASE

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, approval of the final location of the additional tailings storage facility for Pueblo Viejo following submission of the Environmental and Social Impact Assessment in the Dominican Republic, and permitting activities required to optimize Long Canyon’s life of mine; non-renewal of key licenses by governmental authorities, including the new Special Mining Lease for Porgera; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance, as well as its ten-year production profile for gold and copper, may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2023	31	PRESS RELEASE